Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-204479

Supplementing the Preliminary

Prospectus Supplement dated May 27, 2015

(To Prospectus dated May 27, 2015)

Atlas Air Worldwide Offering of Convertible Senior Notes

PURCHASE, N.Y., May 27, 2015 – Atlas Air Worldwide Holdings, Inc. (NASDAQ: AAWW) today announced plans to offer up to $200 million aggregate principal amount of its convertible senior notes due 2022 in an underwritten public offering. In addition, Atlas Air Worldwide expects to grant the underwriters an option to purchase, within a 13-day period beginning on and including the date the notes are first issued, up to an additional $30 million aggregate principal amount of notes from the company, solely to cover over-allotments. The offering is subject to market and other conditions.

The notes will be senior unsecured obligations of Atlas Air Worldwide and will be convertible, under certain circumstances, into cash, shares of the company’s common stock, or a combination of both cash and shares of the company’s common stock at the company’s election. The notes will mature on June 1, 2022, unless repurchased or converted in accordance with their terms prior to such date. Atlas Air Worldwide will not have the right to redeem the notes prior to maturity. The interest rate and terms of the notes, including the conversion rate of the notes, will be determined by negotiations among the company and the underwriters.

In connection with the offering, Atlas Air Worldwide intends to enter into one or more privately negotiated convertible note hedge transactions as well as separate privately negotiated warrant transactions with Morgan Stanley & Co. International plc and BNP Paribas, collectively referred to as the option counterparties.

The convertible note hedge transactions are intended to reduce the potential dilution to the company’s common stock upon conversion of the notes and/or offset potential cash payments the company may be required to make in excess of the principal amount of converted notes. However, the warrant transactions could separately have a dilutive effect on the company’s earnings per share to the extent that the market value per share of the company’s common stock exceeds the strike price of the warrants under the terms of warrant transactions.

Accordingly, when the convertible note hedge transactions and the warrant transactions are taken together, the extent to which the convertible note hedge transactions reduce the potential dilution to the company’s common stock (or the cash payments in excess of the principal amount of the notes) upon conversion of the notes is effectively capped by the warrant transactions at the strike price of the warrants.

If the underwriters exercise their over-allotment option, the company expects to enter into additional convertible note hedge and warrant transactions with the option counterparties.

In connection with establishing their initial hedge of the convertible note hedge and warrant transactions, the option counterparties or their respective affiliates expect to enter into various hedging transactions, including (without limitation) derivative transactions, with respect to the company’s common stock concurrently with or shortly after the pricing of the notes. This activity could impact the market price of the company’s common stock or the notes at that time.

In addition, the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various hedging transactions, including (without limitation) derivatives, with respect to the company’s common stock and/or purchasing or selling the company’s common stock or other securities of the company in secondary market transactions following the pricing of the notes and prior to the maturity of the notes. This activity could also cause or avoid an increase or a decrease in the market price of the company’s common stock or the notes, which could affect the ability of noteholders to convert their notes and, to the extent the activity occurs during any observation period related to a conversion of the notes, could affect the amount and value of the consideration that noteholders will receive upon conversion of their notes.

Atlas Air Worldwide currently intends to use the net proceeds of the offering primarily to refinance certain equipment notes funded by Enhanced Equipment Trust Certificates (EETCs) related to five Boeing 747-400 freighter aircraft. In addition, the company intends to use a portion of the net proceeds of the offering to fund the cost of the convertible note hedge transactions (after such cost is partially offset by the proceeds to the company from the sale of the warrants), for working capital and capital expenditures, repayment or refinancing of debt, and for general corporate purposes.

If the underwriters exercise their over-allotment option, Atlas Air Worldwide expects to sell additional warrants and use a portion of the net proceeds from the sale of the additional notes, together with the proceeds from the additional warrants, to enter into additional convertible note hedge transactions and for general corporate purposes.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of or any solicitation of an offer to buy, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. A preliminary prospectus supplement describing the terms of the offering will be filed with the SEC and will form a part of the registration statement. Before you invest, you should read the prospectus and the preliminary prospectus supplement related to that registration statement and other documents that the company has filed with the SEC for more complete information about the company and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014, by calling (866) 718-1649, or by emailing prospectus@morganstanley.com; or from BNP Paribas Securities Corp., Attention: Equity Syndicate Desk, 787 Seventh Avenue, New York, NY 10019, by calling (888) 860-5378, or by emailing nyk_elo@us.bnpparibas.com.

This press release does not constitute notice of the company’s intention to redeem the equipment notes related to its EETCs. Such a notice will be provided only by the company to the trustee with respect to such equipment notes. Any redemption of the equipment notes related to the EETCs is subject to the successful completion of the company’s offering of convertible senior notes.

About Atlas Air Worldwide:

Atlas Air Worldwide is a leading global provider of outsourced aircraft and aviation operating services. It is the parent company of Atlas Air, Inc. (Atlas) and Titan Aviation Holdings, Inc. (Titan), and is the majority shareholder of Polar Air Cargo Worldwide, Inc. (Polar). Through Atlas and Polar, Atlas Air Worldwide operates the world’s largest fleet of Boeing 747 freighter aircraft.

Atlas, Titan and Polar offer a range of outsourced aircraft and aviation operating services that include ACMI service – in which customers receive an aircraft, crew, maintenance and insurance on a long-term basis; CMI service, for customers that provide their own aircraft; express network and scheduled air cargo service; cargo and passenger charters; and dry leasing of aircraft and engines.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our planned offer and sale of notes and the use of the net proceeds from any such sale. We cannot be sure that we will complete the offering or, if we do, on what terms we will complete the offering. Forward-looking statements are based on current beliefs and expectations and are subject to inherent risks and uncertainties, including those discussed under the caption “Risk Factors” in the prospectus and prospectus supplement. In addition, management retains broad discretion with respect to the allocation of the net proceeds of this offering. The forward-looking statements speak only as of the date of this release, and Atlas Air Worldwide Holdings, Inc. is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

*     *     *